SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 333-81839

German American Bancorp
Employees’ Profit Sharing Plan
(Exact name of registrant as specified in its charter)

711 Main Street
Jasper, Indiana 47546-3042
Phone: (812) 482-1314
(Address, including zip code, and telephone number, including area code, of
Registrant's principal executive offices)

Interests in the German American Bancorp Employees’ Profit Sharing Plan
(Title of each class of securities covered by the Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[ ] [ ] [ ] [ ] [ X ]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ X ]

Approximate number of holders of record as of the certification or notice date:  Zero

This form is filed to report the suspension of the duty of the German American Bancorp Employees' Profit Sharing Plan ("Plan") to file reports, effective for fiscal years commencing after December 31, 2002, as a result of the Plan’s ceasing to offer the securities of German American Bancorp that were registered under the Plan’s Form S-8 Registration Statement (Commission File Number 333-81839, filed June 29, 1999) as an investment alternative under the Plan after December 31, 2002, and the subsequent deregistration by German American Bancorp and the Plan of all securities that remained unsold at the close of business on December 31, 2002 pursuant to Post-Effective Amendment Number 1 to the Plan's Form S-8.

Pursuant to the requirements of the Securities Exchange Act of 1934, the German American Bancorp Employees’ Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 5, 2004	GERMAN AMERICAN BANCORP EMPLOYEES’ PROFIT SHARING PLAN By: German American Bancorp, Plan Administrator By: /s/ Mark A. Schroeder Mark A. Schroeder, President and Chief Executive Officer